Via Facsimile and U.S. Mail
Mail Stop 6010

December 14, 2007

Ms. Deborah A. Smeltzer
Vice President, Operations and Chief Financial Officer
Dynavax Technologies Corporation
2929 Seventh Street, Suite 100
Berkeley, California 94710

Re: **Dynavax Technologies Corporation**
        Form 10-K for Fiscal Year Ended December 31, 2006
        Form 10-Q for quarterly period ended September 30, 2007
        File No. 0-50577

Dear Ms. Smeltzer:

        We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

<u>Management's Discussion and Analysis of Financial Condition and Results of
Operations,</u>
<u>Critical Accounting Policies and the Use of Estimates, page 38</u>
<u>Acquired In-process Research and Development, page 39</u>

1. Please disclose the following regarding your use of the income approach and the cost approach to determine the fair value of in-process research and development expenses:

   a. Disclose the specific nature and fair value of each significant in-process research and development project acquired.
   b. Disclose the completeness, complexity and uniqueness of the projects at the acquisition date.
   c. Disclose the nature, timing and estimated costs of the efforts necessary to complete the projects, and the anticipated completion dates.
   d. Explain the risks and uncertainties associated with completing development on schedule, and consequences if it is not completed timely.
   e. Disclose under which circumstances you employed the cost approach and under which circumstances you employed the income approach to value your research and development projects. Please also tell us why you believe that the cost approach or the cost of replacing an intellectual property asset accurately reflects the future fair value of the research and development expenses incurred.
   f. Disclose the significant appraisal assumptions, such as:
      i. the period in which material net cash inflows from significant projects are expected to commence;
      ii. material anticipated changes from historical pricing, margins and expense levels; and
      iii. the risk adjusted discount rate applied to the project's cash flows.
   g. In periods subsequent to the purchase of significant in-process research and development, discuss the status of efforts to complete the projects, and the impact of any delays on your expected investment return, results of operations and financial condition.

2. Your reference that you obtained a third party valuation to assist you in determining the value of the acquired in-process research and development and identifiable intangible assets suggests to an investor that you are placing reliance on the firm. Please include the name of the valuation firm in the '34 Act filing. Additionally, if the Form 10-K is incorporated by reference into a '33 Act registration statement, a consent from the valuation specialist must be provided in the '33 Act registration statement.

Financial Statements
Note 2 – Summary of Significant Accounting Policies, page 55
Revenue Recognition, page 57

3. Your disclosure that revenues from license fees and royalty payments are recognized when earned is vague. Please clarify including disclosing the event(s) that trigger revenue recognition and the manner that revenue is recognized. Please refer to SAB 104.

Note 3 – Available-for Sale Securities, page 60

4. You disclosed that lead to the realized loss of $23 million in 2006 from the sale of marketable securities given your relatively insignificant unrealized loss at December 31, 2005. Please also tell us where you have classified this realized loss in your statements of operations and statements of cash flows.

Note 7 – Symphony Dynamo Inc., page 63

5. Please tell us why you believe you are required to consolidate Symphony Dynamo, Inc.(SDI). Refer also to your disclosure on page 40. In your response, please address the following citing the applicable guidance in FIN 46R, as applicable:

    - Disclose the terms of your agreement with SDI, including profit sharing, rights and obligations, deliverables under the agreement, etc.
    - Tell us why you believe SDI is a variable interest entity.
    - Tell us why you believe you are the primary beneficiary.
    - Explain to us the accounting basis for the formula used to calculate the balance sheet line item, Investment held by Symphony Dynamo, Inc.
    - Explain to us the accounting basis for the formula used to calculate the Noncontrolling interest line item.
    - Confirm to us that the entity funding SDI is unrelated to you and explain to us why the funding affects the line items on your balance sheet.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us any requested information. Detailed cover letters greatly facilitate our review. Please file the letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gus Rodriguez, Staff Accountant at (202) 551-3752, or Mary Mast, Staff Accountant, Senior Accountant, at (202) 551-3613 if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant